SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963
Publicly-Held Company

MATERIAL FACT NOTICE

TIM PARTICIPAÇÕES S.A. (“Company”), in light of “Ofício/CVM/SEP/GEA-2/N° 148/07” and based on the provisions of Brazilian Law 6.404/76 and CVM Ruling 358/02, hereby informs its shareholders, the market in general and other interested parties, as follows:

1. Some of the major Brazilian newspapers, therein included the “O Valor Econômico”, under the heading “Telefônica redefine o jogo no Brasil ao comprar fatia da Telecom Itália” (“Telefônica redefines the game in Brazil by purchasing a piece of Telecom Italia”), published, on this date, articles on the sale by the shareholders of Olimpia SpA of their respective holdings in Olimpia, the company that owns approximately 18% (eighteen percent) of the capital stock of Telecom Italia.

2. In light of the articles published in the media and in compliance with the provisions of “Ofício/CVM/SEP/GEA-2/N° 148/07”, the Company promptly contacted the Company’s indirect controlling shareholder, Telecom Italia SpA (“Telecom Italia”), and was informed by it that Pirelli & C. SpA (“Pirelli”) announced to the market that the shareholders of Olimpia SpA (“Olimpia”), namely, Pirelli, Sintonia SpA e Sintonia SA, reached an agreement with institutional investors and industrial operators for the sale of all of their shares in Olimpia. The Company was further informed that such fact was widely disclosed by Pirelli last April 28th by means of a joint press release from Olimpia’ shareholders, having no additional communication been made by Telecom Italia.

3. The joint press release mentioned in item 2 above, a copy of which is available at Pirelli’s website (www.pirelli.com), informs that the shares of Olimpia held by Pirelli, Sintonia SpA and Sintonia SA will be sold to a company owned by Assicurazioni Generali SpA, Intesa San Paolo SpA, Mediobanca SpA, Sintonia SA and Telefonica SA. Pursuant to the release, the transaction described in item 2 above, approved by the Board of Directors of Pirelli and by the competent organs of Sintonia SpA and Sintonia SA, is subject to approval and authorizations by competent authorities. The transaction, according to the release, is expected to close by the end of October 2007.

Rio de Janeiro, April 30th, 2007

     Stefano De Angelis
Investor Relations Officer
TIM PARTICIPAÇÕES S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 02, 2007	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.